Mail Stop 6010

January 18, 2007

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

   Re: **Stryker Corporation**
      Form 10-K for the fiscal year ended December 31, 2005
      Filed April 17, 2006
      File No. 000-09165

Dear Mr. Bergy:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Martin F. James
         Senior Assistant Chief Accountant